April 3, 2009
Via Edgar (correspondence)
Securities and Exchange Commission
Securities & Exchange Commission
100 F. Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
     Re: Amicus Therapeutics, Inc. — - Registration Statement on Form S-3
     Ladies and Gentlemen:
     Amicus Therapeutics, Inc. (the “Company”), hereby transmits via EDGAR for filing under the Securities Act of 1933, as amended (the “Act”), a Registration Statement of the Company on Form S-3 (the “Registration Statement”), with respect to a proposed registration by the Company with an aggregate value of up to $100,000,000 which may include a presently undesignated number of (i) shares of common stock, $0.01 par value per share (the “Common Stock”), (ii) shares of the Company’s preferred stock, $0.01 par value per share (the “Preferred Stock”), (iii) one or more series of the debt securities of the Company, which may be convertible into or exchangeable for shares of Common Stock and/or Preferred Stock (the “Debt Securities”), (iv) warrants to purchase shares of Common Stock, shares of Preferred Stock and/or Debt Securities (the “Warrants”), (v) shares of Common Stock and/or Preferred Stock issuable upon exercise of the Warrants, and/or (vi) any combination of the foregoing, and with respect those certain stockholders of the Company identified in the prospectus as selling stockholders (the “Selling Stockholders”) from time to time of the Common Stock identified as being beneficially owned by such Selling Stockholders in the prospectus. Enclosed with this letter for filing pursuant to the Securities Act of 1933, as amended (the “Act”), is the Registration Statement, together with all exhibits thereto.
     The Company has paid a filing fee of $5,580 by wire transfer in connection with the filing of the Registration Statement. This fee was paid pursuant to Rule 457(o) under the Act.
     Please call the undersigned at (609) 662-5067, if you have any questions or require any additional information. Questions on accounting matters may be addressed to James E. Dentzer, the Chief Financial Officer of the Company, at (609) 336-1161.

Very truly yours, /S/ PETER M. MACALUSO Peter M. Macaluso

Enclosure

cc:	Meerie Joung, Esq.	)
	Julio E. Vega, Esq.	)	Bingham McCutchen LLP
	Jason M. Rodriguez, Esq.	)